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16012532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 37520 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA INVESTMENT GROUP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

| BALA CYNWYD | PA | 19004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

| 750 THIRD AVENUE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA INVESTMENT GROUP, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES


This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SUSQUEHANNA INVESTMENT GROUP

**(a general partnership)**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2015**



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Partners
Susquehanna Investment Group

We have audited the accompanying statement of financial condition of Susquehanna Investment Group (the "Entity") as of December 31, 2015. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Investment Group as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2016

**SUSQUEHANNA INVESTMENT GROUP**
(a general partnership)

**Statement of Financial Condition**
**December 31, 2015**
(dollars in thousands)

| | |
|---|---|
| **ASSETS** | |
| Receivable from clearing brokers | **$ 16,110** |
| Securities owned - at fair value | **1,042,409** |
| Accrued trading receivables | **1,810** |
| Receivable from affiliates | **433** |
| Exchange memberships - at cost (fair value $8,350) | **10,343** |
| Exchange shares - at cost (fair value $3,243) | **964** |
| Fixed assets (net of accumulated depreciation of $12,785) | **4** |
| Other assets | **382** |
| Total assets | **$ 1,072,455** |
| **LIABILITIES AND PARTNERS' CAPITAL** | |
| Securities sold, not yet purchased - at fair value | **$ 953,496** |
| Payable to affiliate | **438** |
| Accrued trading payables | **1,721** |
| Accrued compensation | **412** |
| Guaranteed payments to partners | **1,339** |
| Accrued expenses and other liabilities | **498** |
| Total liabilities | **957,904** |
| Partners' capital | **114,551** |
| Total liabilities and partners' capital | **$ 1,072,455** |

*See notes to statement of financial condition*

## NOTE A - ORGANIZATION

Susquehanna Investment Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading listed options as a market-maker on the principal United States options exchanges. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expense on a trade-date basis.

Interest expense is recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the assets.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

## NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2015
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2 Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a non-active market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2015.

Assets measured at fair value:

| Description | Totals | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Equities/Options/Warrants: | | | |
| Market Maker/Specialist | $ 1,041,626 | $ 1,035,442 | $ 6,184 |
| Investment in exchange shares | 783 | 783 | |
| (a) Exchange shares | 3,243 | 3,243 | |
| (b) Exchange memberships | 8,350 | | 8,350 |

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.
(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and the last offer price as of the valuation date if the last reported sales price falls outside of this spread.

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

(dollars in thousands)

**NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)**

Liabilities measured at fair value:

| Description | Totals | Quoted Prices in Active Markets for Identical Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Equities/Options: | | | |
| Market Maker/Specialist | $ 953,496 | $ 946,055 | $ 7,441 |

The amounts presented in the above table include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

Equity securities owned, equity securities sold, not yet purchased, and exchange shares that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

**NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED**

Securities owned and securities sold, not yet purchased, are summarized as follows:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Equity securities | $ 706,373 | $ 568,917 |
| Warrants | 71 | - |
| Options | 335,182 | 384,579 |
| Exchange shares | 783 | - |
| | $ 1,042,409 | $ 953,496 |

NOTE E - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp. and Merrill Lynch International London.

At December 31, 2015, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliate is $438 relating to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in receivable from affiliates is an overpayment of management fees of $66 relating to these services. .

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in receivable from affiliates is an overpayment of licensing fees to Waves Licensing, LLC amounting to $363.

Guaranteed payments in 2015 are determined based on a certain class of partners' contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities, it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

## NOTE G - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2015.

## NOTE H - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly and, in the case of equities, without effective limit. The firm limits the risk associated with the short selling of equities by hedging with other financial instruments.

**NOTE H- FINANCIAL INSTRUMENTS AND RISK (CONTINUED)**

The Entity purchases and sells options on securities.

The seller of a call option which is covered (i.e., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (i.e., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

**NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS**

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants, and rights.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

**Notes to Statement of Financial Condition**
**December 31, 2015**
(dollars in thousands)

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the fair value of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2015:

| | Approximate Annual Volume (Contracts)* | Fair Value | | Statement of Financial Condition Location |
|---|---|---|---|---|
| | | Assets | Liabilities | |
| Options | 30,831 | $ 335,182 | $ 384,579 | Securities owned; Securities sold, not yet purchased |
| Warrants | - | 71 | - | Securities owned |
| Rights | 260 | - | - | |

*Approximate annual volume of contracts shown is in thousands.

NOTE J - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2015, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal or local tax examinations by taxing authorities for tax years before 2012 and presently has an open federal examination for tax year 2013. The Entity is no longer subject to state examinations, other than California, by taxing authorities for tax years before 2012, and presently has open examinations with the state of California for tax years 2009 through 2011.

(dollars in thousands)

**NOTE K - LITIGATION**

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. On August 16, 2011, the Plaintiffs filed a motion to have the Judicial Panel on Multi-District Litigation (the "JPML") transfer the action to the United States District Court for the Southern District of New York (the "SDNY") and coordinate the action there with the other cases relating to the LBO (including the Fitzsimons case described below). On September 15, 2011, the Susquehanna Defendants, along with dozens of other defendants filed a joinder to the Plaintiffs' motion. On December 19, 2011, the JPML granted the motion and transferred the action (and the Fitzsimons case) to the SDNY. All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss this case on various grounds. On September 23, 2013, the SDNY granted this motion. Plaintiffs have appealed this decision to the U.S. Court of Appeals for the Second Circuit; however, the Second Circuit has not yet ruled on this appeal. Accordingly, this case remains in its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the statement of financial condition.

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. No provision for any costs that may be incurred has been made in the statement of financial condition.

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. Fitzsimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to the SDNY. This case was stayed pending the outcome of the motions to dismiss in the SLCFC Litigation. As discussed above, that motion to dismiss was granted in September 2013. Accordingly the stay in this case was lifted. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) have filed comprehensive threshold motion(s) to dismiss, and the Committee has filed its responses. The SDNY has not yet ruled on the motions. Accordingly, this case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the statement of financial condition.

(dollars in thousands)

**NOTE K - LITIGATION (CONTINUED)**

On January 20, 2004, a lawsuit was filed by six entities in the United States District Court for the Northern District of Illinois against Chicago Board Options Exchange, Inc., American Stock Exchange LLC, Pacific Exchange, Inc., Philadelphia Stock Exchange, Inc. and over 30 option market-making firms and several of their parent companies, including the Entity, an affiliate of the Entity and SIG. All of the defendants moved to dismiss this case and for other relief. The court granted the defendants' motions to dismiss but permitted the plaintiffs to file an amended complaint. On November 7, 2005, the plaintiffs filed an amended consolidated complaint that included additional plaintiffs. The amended complaint alleged that, from as early as April 1, 2001, the defendants engaged in a scheme to engage in misleading and/or anticompetitive trading practices in violation of federal securities and antitrust laws, exchange rules, common law and certain state statutes. On September 13, 2006, the court dismissed the amended complaint upon all defendants' motions and, on March 22, 2007, the court permitted the plaintiffs to file a second amended complaint that included the Entity and SIG but not the Entity's affiliate.

In March and November, 2010, the court granted summary judgment in favor of defendants against certain of the plaintiffs, and declined to exercise further jurisdiction over pendent state law claims brought by plaintiffs against whom summary judgment had been granted on all federal claims. Plaintiffs sought clarification of the state claims dismissal; and defendants sought to have the judgment dismissing the aforementioned federal claims declared final, to have the court retain jurisdiction over the pendent state law claims, and to render final summary judgment in favor of defendants against said state law claims. On June 6, 2011, the court dismissed certain state law claims of some plaintiffs. In March 2014, the plaintiffs filed a motion to dismiss with prejudice with respect to two third-party defendants, pursuant to confidential settlement agreements. Fact and expert discovery has concluded. In January 2016, the remaining defendants, including the Entity and SIG, filed a motion for summary judgment in favor of defendants on all of plaintiff's claims, and plaintiffs filed for partial summary judgement against defendants. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the statement of financial condition.

On February 5, 2015, a class action lawsuit was filed by Stephen Rabin in the United States District Court for the Eastern District of Pennsylvania against John Doe Market Makers, NASDAQ OMX PHLX LLC, and The NASDAQ OMX Group Inc. An Amended Complaint was filed on May 19, 2015, a Second Amended Complaint on June 10, 2015, and a corrected Second Amended Complaint on July 13, 2015, which identified the defendant market makers and affiliated entities, including the Entity, SIG, SIG Holding, LLC and an affiliated broker dealer (collectively, the "Susquehanna Defendants"). In June 2015, Stephen Rabin was appointed lead plaintiff for the class action. Plaintiff alleged that the market maker defendants engaged in manipulative listed option trading to divert dividend payments to themselves from other call option writers. In August, 2015, the Exchange and market maker defendants, including the Susquehanna Defendants, filed motions to dismiss Plaintiff's Amended Complaint, which motions Plaintiff opposed. A hearing was held on the motions to dismiss on December 7, 2015; and no ruling has yet been made. Except for limited expedited discovery of the Exchange defendants to identify the John Doe Market Makers, no discovery has taken place. The case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the statement of financial condition.

**NOTE L - SUBSEQUENT EVENTS**

Subsequent to year end, a partner made capital contributions of $25,000.

SEC
Mail Processing
Section
FEB 26 2016
Wasnington DC
404

February 24, 2016

Securities & Exchange Commission
Branch of Registration and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Susquehanna Investment Group
AUDIT DATE: December 31, 2015

Ladies and Gentlemen:

Enclosed are the following documents relating to above mentioned entity:

- Two originals of the audited Statement of Financial Condition (public)
- Two originals of the audited Form X-17A-5 (confidential).
- Two copies of the SIPC 7 Form with the Agreed Upon Procedures Report

Please acknowledge receipt of the above by signing the attached copy of this letter and returning it in the envelope provided.

Very truly yours,

Susquehanna Investment Group



Robert C. Sack

This office has received the documents described above:

Signature ______________________________

Date ______________________________